U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A2

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

RIVERBEND HOLDINGS, INC. (Exact Name of Small Business Issuer as Specified in its Charter)

Colorado (State or Other Jurisdiction of Incorporation or Organization)	20-1475952 (IRS Employer Identification No.)

826 Barracks Street New Orleans, Louisiana 70116 (Address of Principal Executive Offices)	(504) 524-2433 (Issuer’s Telephone Number)

Securities to be registered under Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Act:  Common Stock, $.001 par value

PART I

            This Form 10-SB/A2 is being filed in connection with the Spin-Off and Contribution pursuant to which Riverbend Telecom, Inc. (“Riverbend”), a public reporting company pursuant to the Securities Exchange Act of 1934, will transfer all of its assets, liabilities and other obligations to a newly created, wholly–owned subsidiary, Riverbend Holdings, Inc. (“Riverbend Holdings”), in consideration for Riverbend Holdings common stock.  Following the transfer of assets, liabilities and other obligations of Riverbend to Riverbend Holdings and on or about the effective date of the Contribution, Riverbend will distribute all of the shares of common stock of Riverbend Holdings to all then-existing Riverbend stockholders as of the record date of the special meeting being held in connection with the approval of the Contribution by Riverbend stockholders.  Then-existing holders of Riverbend common stock will receive one share of Riverbend Holdings common stock for every one share of Riverbend common stock they hold.  Riverbend stockholders will not be required either to pay anything for the Riverbend Holdings shares or to surrender any of their Riverbend shares.

            In this registration statement the terms “Riverbend Holdings,” “Company,” “we,” “us” and “our” refer to Riverbend Holdings, Inc.  We refer to our $.001 par value common stock as common stock.  This Registration Statement incorporates information by reference to the Amended Preliminary Proxy Statement filed by Riverbend Telecom, Inc. with the Securities and Exchange Commission on March 1, 2005 (the “Proxy Statement”).  The information incorporated by reference, as described in the Proxy Statement, concerning the former business of Riverbend prior to the Spin-Off and Contribution will apply equally to the business of Riverbend Holdings, in light of the fact that Riverbend Holdings will assume all of the assets, liabilities and other obligations of Riverbend pursuant to the terms of the Spin-Off, Contribution and related agreements.

FORWARD-LOOKING STATEMENTS

            This registration statement and the items incorporated by reference contain certain forward-looking statements and information relating to Riverbend Holdings that are based on the beliefs of management, as well as assumptions made by and information currently available to management.  Such forward-looking statements are principally contained in and include, without limitation, Riverbend Holdings’s possible or assumed future results from operations.  In addition, in portions of the registration statement and incorporated items, the words “anticipate,” “believes,” “estimates,” “expects,” “plans,” “intends,” and similar expressions, as they relate to Riverbend Holdings or its management, are intended to specifically identify forward-looking statements.  Such statements reflect the current views of Riverbend Holdings with respect to future events and are subject to certain risks, uncertainties, and assumptions, including the risk factors incorporated by reference.  In addition to factors described elsewhere in this registration statement and incorporated by reference, Riverbend Holdings specifically cautions that risk factors could cause actual results to differ materially from those expressed in any forward-looking statement.  Should one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

ITEM 1.  DESCRIPTION OF BUSINESS.

            The information required by this item is contained in the Proxy Statement under the sections “Summary Term Sheet - The Parties,” “Risk Factors - Risks Relating to Riverbend Holdings’s Future Business,” “Proposal Two - The Riverbend Spin-Off and Distribution,” “Business of Riverbend Prior to Spin-Off and Contribution and Riverbend Holdings Following Spin-Off and Contribution,” “Riverbend Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Management of Riverbend Holdings Following the Spin-Off and Contribution” and in the Riverbend Financial Statements to the Proxy Statement, included herewith as Exhibit No. 2.3 and such sections are incorporated herein by reference.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

            The information required by this item is contained under the section “Riverbend Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Proxy Statement and such section is incorporated herein by reference.

            The Management’s Discussion and Analysis section incorporated herein by reference contains forward-looking statements.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or “continue” or the negative of such terms or other comparable terminology.  These statements are only predictions.  In evaluating these statements, you should specifically consider various factors, including the risks outlined within.  These factors may cause our actual results to differ materially from any forward-looking statement.

            Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  You are cautioned against attributing undue certainty to management’s assessments.  We will update material information as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ITEM 3.  DESCRIPTION OF PROPERTY.

            The information required by this item is contained under the section “Business of Riverbend Prior to Spin-Off and Contribution and Riverbend Holdings Following Spin-Off and Contribution – Description of Property” of the Proxy Statement and such section is incorporated herein by reference.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

            The information required by this item is contained under the section “Security Ownership of Certain Beneficial Owners and Management of Riverbend Prior to Spin-Off and Contribution and Riverbend Holdings Following Spin-Off and Contribution” of the Proxy Statement and such section is incorporated herein by reference.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

            The information required by this item is contained under the section “Management of Riverbend Holdings Following the Spin-Off and Contribution” of the Proxy Statement and such section is incorporated herein by reference.

ITEM 6.  EXECUTIVE COMPENSATION.

Executive Officer Compensation

            Leon Nowalsky, the President and Treasurer of Riverbend Holdings, and Roy Greenberg, the Secretary of Riverbend Holdings, do not currently receive any salary or other form of compensation from Riverbend Holdings.  Mr. Nowalsky and Dr. Greenberg devote as much time to the business of Riverbend Holdings as is necessary and do not expect to receive any compensation from Riverbend Holdings with respect to their positions until such time as Riverbend Holdings generates sufficient revenue.

Director Compensation

            Our directors do not currently and have never received any compensation for serving as directors to date.  However, we may adopt a plan of reasonable compensation for our directors, which may include grants of options.  We intend to reimburse any of our non-employee directors, should we ever have any, for all direct expenses incurred by them in attending a board of director meeting and any committee meeting on which they serve.

Employment Agreements

            Riverbend Holdings does not have employment agreements with either Mr. Nowalsky or Dr. Greenberg.  Riverbend Holdings may enter into employment agreements with these individuals when and if it begins to generate sufficient revenue, and may also grant them options.

Stock Option Plan

            Riverbend Holdings has no currently outstanding options issued to any person, including its officers and directors.  Riverbend Holdings may issue options in the future and may seek shareholder approval to adopt an employee stock option plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

            Riverbend Holdings’s offices, located at 826 Barracks Street, New Orleans, Louisiana, occupy the home-office of Leon Nowalsky.  Mr. Nowalsky allows Riverbend Holdings to use the space as its headquarters rent-free.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock

            Riverbend Holdings is authorized to issue up to 50,000,000 shares of common stock, $0.001 par value.  As of February 28, 2005, there were 100 shares of common stock issued and outstanding, all of which are held by Riverbend.  All shares of common stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by shareholders.  Following the Spin-Off and Contribution, there will be 2,046,667 shares of common stock outstanding which will be held by 4 beneficial holders.

            The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares.  Cumulative voting in the election of directors is not allowed, which means that the holders of a majority of the outstanding shares represented at any meeting at which a quorum is present will be able to elect all of the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors.  On liquidation, each common shareholder is entitled to receive a pro rata share of our assets available for distribution to common stockholders.

Preferred Stock

            The board of directors is empowered, without approval of the shareholders, to cause up to 25,000,000 shares of preferred stock, $0.001 par value, to be issued in one or more series and to establish the number of shares to be included in each such series and the designations, preferences, limitations and relative rights, including voting rights, of the shares of any series.  Because the board of directors has the power to establish the preferences and rights of each series, it may afford the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of common stock.  This includes, among other things, voting rights, conversion privileges, dividend rates, redemption rights, sinking fund provisions and liquidation rights which shall be superior to the common stock.  The issuance of shares of preferred stock could have the effect of delaying or preventing a change in control.  With the exception of the preferred stock described below, no shares of preferred stock will be outstanding at the close of this offering, and the board of directors has no current plans to issue any additional shares of preferred stock.  As of February 28, 2005, there were no shares of preferred stock issued and outstanding.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

            The information required by this item is contained under the section “Market Price Information” of the Proxy Statement and such section is incorporated herein by reference.  There is currently no public trading market in the Riverbend Holdings common stock and none is anticipated to develop in the future.  Following the distribution of the Riverbend Holdings shares to then-existing Riverbend stockholders, there will be approximately 4 holders of record of Riverbend Holdings common stock.

ITEM 2.  LEGAL PROCEEDINGS.

            Riverbend Holdings is not currently a party to any legal proceedings, nor is it aware of pending or threatened litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

            Riverbend Holdings will utilize the accounting services of Coulter & Justus, P.C., the certifying public accountant for Riverbend Telecom, Inc., its parent company.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

            None.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

            Riverbend Holdings’s articles of incorporation provide that it will indemnify its directors to the full extent permitted by law.

            Section 7-108-402 of the Colorado Business Corporation Act (the “Act”) provides, generally, that the articles of incorporation of a Colorado corporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; except that any such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) acts specified in Section 7-108-403 (concerning unlawful distributions), or (iv) any transaction from which a director directly or indirectly derived an improper personal benefit.  Such provision may not eliminate or limit the liability of a director for any act or omission occurring prior to the date on which such provision becomes effective.

            Section 7-109-103 of the Act provides that a Colorado corporation must indemnify a person (i) who is or was a director of the corporation or an individual who, while serving as a director of the corporation, is or was serving at the corporation’s request as a director, officer, partner, trustee, employee or fiduciary or agent of another corporation or other entity or of any employee benefit plan (a “Director”) or officer of the corporation and (ii) who was wholly successful, on the merits or otherwise, in defense of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (a “Proceeding”), in which he was a party, against reasonable expenses incurred by him in connection with the Proceeding, unless such indemnity is limited by the corporation’s articles of incorporation.

            Section 7-109-102 of the Act provides, generally, that a Colorado corporation may indemnify a person made a party to a Proceeding because the person is or was a Director against any obligation incurred with respect to a Proceeding to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses incurred in the Proceeding if the person conducted himself or herself in good faith and the person reasonably believed, in the case of conduct in an official capacity with the corporation, that the person’s conduct was in the corporation’s best interests and, in all other cases, his conduct was at least not opposed to the corporation’s best interests and, with respect to any criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.  A corporation may not indemnify a Director in connection with any Proceeding by or in the right of the corporation in which the Director was adjudged liable to the corporation or, in connection with any other Proceeding charging the Director derived an improper personal benefit, whether or not involving actions in an official capacity, in which Proceeding the Director was judged liable on the basis that he derived an improper personal benefit.  Any indemnification permitted in connection with a Proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with such Proceeding.

            Under Section 7-109-107 of the Act, unless otherwise provided in the articles of incorporation, a Colorado corporation may indemnify an officer, employee, fiduciary, or agent of the corporation to the same extent as a director and may indemnify such a person who is not a Director to a greater extent, if not inconsistent with public policy and if provided for by its bylaws, general or specific action of its board of directors or stockholders, or contract.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling Riverbend Holdings pursuant to the foregoing provisions, Riverbend Holdings has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

PART F/S

            The information required by this item is identified in the “Index to Financial Statements” on page 92 of the Proxy Statement and such index and financial statements are incorporated herein by reference.  All assets, liabilities and other obligations of Riverbend will be transferred to the Registrant in accordance with the terms of the Form of Agreement and Plan of Reorganization (Riverbend Spin-Off), attached as Appendix A to the Proxy Statement.  The financial statements of Riverbend will become the financial statements of Riverbend Holdings upon consummation of the Spin-Off, Contribution and related agreements.

PART III

ITEMS 1 AND 2.       INDEX AND DESCRIPTION TO EXHIBITS

            The Exhibits listed below are filed as part of this Registration Statement.

Exhibit Number	Description

2.1	Riverbend Telecom, Inc. Preliminary Proxy Statement and attached Appendices filed September 13, 2004*

2.2	Riverbend Telecom, Inc. Amended Preliminary Proxy Statement and attached Appendices filed January 18, 2005*

2.3	Riverbend Telecom, Inc. Amended Preliminary Proxy Statement and attached Appendices filed March 1, 2005

3.1	Form of Articles of Incorporation of Riverbend Holdings, Inc.*

3.2	Form of By-laws of Riverbend Holdings, Inc.*

4.1	Specimen Common Share Certificate*

____________________

*  Previously filed

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERBEND HOLDINGS, INC.

Date: March 1, 2005	By: /s/ LEON NOWALSKY
Leon Nowalsky, President (Principal Executive Officer), Treasurer (Principal Financial Officer) and Director

Date: March 1, 2005	By: /s/ ROY GREENBERG
Roy Greenberg, Secretary and Director

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A2

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

RIVERBEND HOLDINGS, INC. (Exact Name of Small Business Issuer as Specified in its Charter)

Colorado (State or Other Jurisdiction of Incorporation or Organization)	20-1475952 (IRS Employer Identification No.)

826 Barracks Street New Orleans, Louisiana 70116 (Address of Principal Executive Offices)	(504) 524-2433 (Issuer’s Telephone Number)

EXHIBIT INDEX

Exhibit Number	Description

2.1	Riverbend Telecom, Inc. Preliminary Proxy Statement and attached Appendices filed September 13, 2004*

2.2	Riverbend Telecom, Inc. Amended Preliminary Proxy Statement and attached Appendices filed January 18, 2005*

2.3	Riverbend Telecom, Inc. Amended Preliminary Proxy Statement and attached Appendices filed March 1, 2005

3.1	Form of Articles of Incorporation of Riverbend Holdings, Inc.*

3.2	Form of By-laws of Riverbend Holdings, Inc.*

4.1	Specimen Common Share Certificate*

____________________

*  Previously filed